UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             Everlast Worldwide Inc.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    300355104
                                    ---------
                                 (CUSIP Number)

                               James Rieger, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                                900 Third Avenue
                               New York, NY 10022
                                 (212) 508-6700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 12, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300355104
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Aquamarine Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        127,993*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    127,993*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     127,993
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |X|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA
--------------------------------------------------------------------------------


-----------------------------
*See items 4 and 5 below.

Security and Issuer

      This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.002 per share (the "Common Stock"), of Everlast Worldwide Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1350 Broadway, Suite 2300, New York, NY.

Item 1. Identity and Background

      This Statement is being filed by Aquamarine Capital Management, LLC ("Aquamarine" or the "Reporting Person"). The Reporting Person was previously part of a joint filing relating to the Common Stock with Hidary Group Acquisitions, LLC ("Hidary").(1) The joint Schedule 13D filing was made on June 24, 2007 and amended on June 28, 2007, June 29, 2007 and July 3, 2007
(collectively, the "Previous Filing").

Aquamarine

      Aquamarine is a Delaware limited liability company engaged in the investment management business. Aquamarine is managed by Guy Spier. The address of the principal office of Aquamarine is 152 West 57th Street, 25th Floor, New York, NY 10019.

      Attached hereto as Schedule I is a list of the executive officers, directors and/or general partners of Aquamarine setting forth the following information with respect to each such person:

      (a) name;

      (b) business address (or residence where indicated);

      (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

      (d) citizenship.

      During the last five years, neither the Reporting Person and, to the knowledge of the Reporting Person, no person listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      This Item 2 is qualified in its entirety by reference to Schedule I, which are attached hereto and incorporated into this Item by reference.

Item 2. Source and Amount of Funds or Other Consideration

      The funds used by the Reporting Person to acquire shares of Common Stock were provided by affiliated investment vehicles managed or advised by the Reporting Person.

Item 3. Purpose of Transaction

      The Common Stock was acquired by the Reporting Person for investment purposes.


------------------------
(1) Neither the present filing, the previous filing nor anything contained herein or therein shall be construed as an admission that the Reporting Person and any other person constitute a "group" for any purpose.

      As further described in the Previous Filing, on June 1, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Hidary and Hidary Group Acquisitions, Inc., a Delaware corporation and a wholly owned subsidiary of Hidary ("Merger Sub"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Hidary (the "Merger") and the stockholders receiving $26.50 per share in cash. The Company has subsequently purported to terminate the Merger Agreement and has entered into a merger agreement with Brands Holdings Limited for a merger consideration of $33.00 per share in cash.

      On June 13, 2007, Aquamarine Master Fund, L.P. ("Aquamarine Master Fund") delivered a rollover commitment letter (the "Rollover Commitment Letter") to Hidary pursuant to which it agreed to contribute 127,993 shares of Common Stock to Hidary in exchange for equity securities of Hidary. A copy of the Aquamarine Rollover Commitment Letter is attached hereto as Exhibit 99.1 to this Statement and is incorporated by reference herein. In connection with the Aquamarine Rollover Commitment Letter, Aquamarine entered into a voting agreement with Hidary and Merger Sub on June 13, 2007 on behalf of itself, its funds and managed accounts (the "Voting Agreement"), pursuant to which Aquamarine agreed, among other things, to vote, or execute consents with respect to, as applicable, all of the Common Stock beneficially owned by it (1) in favor of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement,
(2) against any action, proposal, transaction or agreement involving the Company or its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement, and (3) against any acquisition proposal other than an acquisition proposal made by Hidary. The Aquamarine Voting Agreement terminates upon the earlier to occur of (1) the effective time of the Merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof. A copy of the Aquamarine Voting Agreement is attached hereto as Exhibit 99.2 to this Statement and is incorporated by reference herein. Concurrently with the execution of the Aquamarine Rollover Commitment Letter, Aquamarine Master Fund also entered into (a) an interim investors agreement (the "Interim Investors Agreement") with Hidary and the other parties thereto, which governs the relationship among Hidary and the parties thereto in connection with the Merger Agreement and (b) a limited guarantee (the "Guarantee") in favor of the Company in respect of certain obligations of Hidary and Merger Sub under the Merger Agreement. Copies of the Interim Investors Agreement and the Aquamarine Guarantee are attached as Exhibits 99.3 and 99.4 to this Statement and are incorporated by reference herein.

      On July 12, 2007, Aquamarine delivered a letter (the "July 12th Letter") to the Board of Directors of the Company stating, among other things, that (i) it appears the Company has not conducted an open and transparent "bid" process designed to achieve the highest possible valuation for stockholders, (ii) the Company's hasty actions and further refusal to negotiate with Hidary may represent a breach of the Company board's fiduciary responsibility to entertain other potentially superior offers and achieve the best offer for its stockholders and (iii) urging the Company to resume negotiations and enable the bidding process to continue. A copy of the July 12th Letter is attached as
Exhibit 99.5 to this Statement and is incorporated by reference herein.

      The information set forth in response to this Item 4 is qualified in its entirety by reference to the Voting Agreement, the Rollover Commitment Letter, the Interim Investors Agreement, the Guarantee and the July 12th Letter, each of which is filed as an exhibit hereto and is incorporated by reference.

Item 4. Interest in Securities of the Issuer

      (a)

      Aquamarine is the beneficial owner of 127,993 shares of Common Stock, with respect to which it may be deemed to have shared voting and investment power, and which represent approximately 3.1% of all shares of Common Stock outstanding. Aquamarine hereby disclaims beneficial ownership of Common Stock owned by Hidary or any other person.

      For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 4,080,023, which is the number of shares of Common Stock referred to by the Company in the preliminary proxy statement filed on July 11, 2007. Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on
Schedule I hereto, beneficially owns any Common Stock other than as set forth herein.

      As a result of entering into the Voting Agreement, the Rollover Commitment Letter and various matters described in Item 4 above, the Reporting Person may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with the other parties to the Voting Agreement and the Interim Investors Agreement, to the extent such agreements have not been terminated.

      (b)

      The Reporting Person may be deemed to share with Hidary the power to vote or direct the vote and to dispose or to direct the disposition of Common Stock beneficially owned by the Reporting Person as described in Item 4 above, which description is incorporated by reference herein.

      This Item 5 is qualified in its entirety by reference to Schedule I, which is attached hereto and is incorporated by reference herein.

      (c) Except as set forth in Schedule II attached hereto and except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      Each of the Voting Agreement, the Rollover Commitment Letter, the Interim Investors Agreement, the Guarantee and the July 12th Letter (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

      In connection with the potential consummation of the Merger, the parties to the Interim Investors Agreement contemplated entering into an equity holders' agreement, which is expected to contain provisions regarding corporate governance, board seat allocation, limitations on transfers, drag-along rights, tag-along rights, preemptive rights and registration rights, as well as other customary provisions found in such agreements.

      Except as described in this Item 6, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 6. Material to be Filed as Exhibits.

Exhibit     Description
-------     --------------------------------------------------------------------

99.1 Rollover Commitment Letter dated as of June 13, 2007, between Aquamarine Master Fund, L.P. and Hidary Group Acquisitions, LLC

99.2 Voting Agreement dated as of June 13, 2007, among Aquamarine Master Fund, L.P., Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc.

99.3 Interim Investors Agreement dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Aquamarine Master Fund, L.P., Burlingame Asset Management, LLC and the other parties thereto

99.4 Limited Guarantee of Aquamarine Master Fund, L.P., in favor of Everlast Worldwide Inc. dated as of June 13, 2007

99.5 Letter dated July 12, 2007 from Aquamarine Capital Management, LLC to the Board of Directors of Everlast Worldwide Inc.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


Date: July 13, 2007                          AQUAMARINE CAPITAL MANAGEMENT, LLC


                                             By: /s/ Guy Spier
                                                 ------------------------------
                                                 Name: Guy Spier
                                                 Title:Managing Member

                                  EXHIBIT INDEX


Exhibit     Description
-------     --------------------------------------------------------------------

99.1 Rollover Commitment Letter dated as of June 13, 2007, between Aquamarine Master Fund, L.P. and Hidary Group Acquisitions, LLC

99.2 Voting Agreement dated as of June 13, 2007, among Aquamarine Master Fund, L.P., Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc.

99.3 Interim Investors Agreement dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Aquamarine Master Fund, L.P., Burlingame Asset Management, LLC and the other parties thereto

99.4 Limited Guarantee of Aquamarine Master Fund, L.P. in favor of Everlast Worldwide Inc., dated as of June 13, 2007

99.5 Letter dated July 12, 2007 from Aquamarine Capital Management, LLC to the Board of Directors of Everlast Worldwide, Inc.

                                   SCHEDULE I
                                   ----------

      The name, position, residence address, citizenship and present principal occupation of each director and executive officer of Aquamarine are set forth below.

                                                                                       Present principal
                                                                                       occupation or
                                                                                       employment and the
                                                                                       name, principal
                                                                                       business and address
                                                                                       of any corporation
                                                                                       or other
                                          Citizenship/                                 organization in
                                          --------------                               which such
Name of Director or                       State of        Residence or Business        employment is
Executive Officer     Title / Position    Organization    Address                      conducted
-------------------   ----------------    --------------- ---------------------        --------------------
Guy Spier             Managing Member     Germany         152 West 57th Street, 25th   Investment Manager
                                                          Floor                        of Aquamarine
                                                                                       Capital Management,
                                                                                       LLC, 152 West 57th
                                                                                       Street, 25th Floor,
                                                                                       New York, NY 10019

                                   SCHEDULE II

Transactions relating to the common stock, par value $0.002 per share (the "Common Stock"), of Everlast Worldwide Inc. effected by Aquamarine Master Fund, L.P.

---------------------------------------------------------------------------------------------------
      Trade Date         Number of Shares of   Buy/Sell       Average Price (USD)   Net Money (USD)
                         Common Stock
---------------------------------------------------------------------------------------------------
April 12, 2007           600                   Buy            17.89                 -10,744.02
---------------------------------------------------------------------------------------------------
April 13, 2007           8,400                 Buy            17.93                 -150,751.44
---------------------------------------------------------------------------------------------------
April 16, 2007           10,280                Buy            17.89                 -184,098.35
---------------------------------------------------------------------------------------------------
April 17, 2007           8,600                 Buy            17.99                 -154,898.04
---------------------------------------------------------------------------------------------------
April 18, 2007           3,000                 Buy            18.98                 -57,002.10
---------------------------------------------------------------------------------------------------
April 19, 2007           2,030                 Buy            19.45                 -39,531.61
---------------------------------------------------------------------------------------------------
April 20, 2007           1,894                 Buy            19.74                 -37,418.43
---------------------------------------------------------------------------------------------------
April 20, 2007           300                   Buy            19.70                 -5,916.00
---------------------------------------------------------------------------------------------------
April 23, 2007           2,900                 Buy            19.93                 -57,848.91
---------------------------------------------------------------------------------------------------
April 24, 2007           4,200                 Buy            19.92                 -83,740.86
---------------------------------------------------------------------------------------------------
April 26, 2007           1,900                 Buy            19.99                 -38,022.99
---------------------------------------------------------------------------------------------------
May 7, 2007              12,700                Buy            19.40                 -246,598.44
---------------------------------------------------------------------------------------------------
May 8, 2007              6,800                 Buy            18.61                 -126,701.00
---------------------------------------------------------------------------------------------------
May 8, 2007              15,000                Buy            18.81                 -282,504.00
---------------------------------------------------------------------------------------------------
May 9, 2007              2,789                 Buy            19.32                 -53,933.40
---------------------------------------------------------------------------------------------------
May 9, 2007              13,700                Buy            19.58                 -268,507.67
---------------------------------------------------------------------------------------------------
May 10, 2007             3,900                 Buy            19.45                 -75,921.69
---------------------------------------------------------------------------------------------------
May 14, 2007             7,900                 Buy            19.46                 -153,870.67
---------------------------------------------------------------------------------------------------
May 15, 2007             5,800                 Buy            19.38                 -112,538.56
---------------------------------------------------------------------------------------------------
May 16, 2007             4,600                 Buy            19.16                 -88,223.86
---------------------------------------------------------------------------------------------------
May 23, 2007             2,400                 Buy            21.39                 -51,383.04
---------------------------------------------------------------------------------------------------
May 24, 2007             8,300                 Buy            21.29                 -176,863.04
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
Total Shares of Common Stock                                127,993
---------------------------------------------------------------------------------------------------
Total Shares  of Common Stock since April 25, 2007           85,789
---------------------------------------------------------------------------------------------------